CAN-CAL RESOURCES LTD.
                               8224 OCEAN GATE WAY
                             LAS VEGAS, NEVADA 89128
                                Tel 702.243-1849
                                Fax 702.243.1869

May 21, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549

Re: Can-Cal Resources Ltd.
    Withdrawal of Registration Statement on Form SB-2
    SEC File No. 333-98059

Dear Commissioners:

Pursuant to rule 477(a) of the Securities Act of 1933, Can-Cal Resources Ltd. (the "Company") hereby requests that the Securities and Exchange Commission issue an order of withdrawal of the Company's entire registration statement on Form SB-2 (333-98059), which was initially filed with the Commission on August 14, 2002.

The subject registration statement has not been declared effective.

No securities have been offered for sale, or sold, under the subject registration statement.

If you have any questions regarding this application, please contact our securities counsel, Stephen E. Rounds, at 303.377.6997.

Sincerely,

Can-Cal Resources Ltd.

By:    /s/  Anthony F. Ciali
      --------------------------------------
      Anthony F. Ciali,
      Chief Executive Officer


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